=====================================================

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               -----------------------

                                   SCHEDULE 14D-1/A
                                  (Amendment No. 30)

                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------------

                                COLUMBIA ENERGY GROUP
                              (Name of Subject Company)

                                CEG ACQUISITION CORP.
                                    NISOURCE INC.
                                      (Bidders)

                             COMMON STOCK, $.01 PER SHARE
                            (Title of Class of Securities)

                                      197648108
                        (CUSIP Number of Class of Securities)

                                   Stephen P. Adik
                           Senior Executive Vice President,
                        Chief Financial Officer And Treasurer
                                    NiSource Inc.
                                 801 East 86th Avenue
                          Merrillville, Indiana  46410-6272
                                    (219) 853-5200
             (Name, Address and Telephone Number of Person Authorized to
                                       Receive
                   Notices and Communications on Behalf of Bidder)

                           --------------------------------

                                      COPIES TO:

             Peter V. Fazio, Jr., Esq.           Alan G. Schwartz, Esq.
               Schiff Hardin & Waite           Simpson Thacher & Bartlett
                 6600 Sears Tower                 425 Lexington Avenue
             Chicago, Illinois  60606           New York, New York  10017
            Telephone:  (312) 258-5500         Telephone:  (212) 455-2000


              =========================================================





               This Amendment No. 30 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on June 25, 1999 (the "Schedule 14D-1") by CEG Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Offeror to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at an amended purchase price of $74 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated October 18, 1999, and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(38) and (a)(39), respectively.

          Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

               Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

               On November 11, 1999, Parent issued a press release announcing that it has extended the period during which the Offer will remain open to 12:00 Midnight, New York City time, on December 10, 1999. Accordingly, the Expiration Date shall be 12:00 Midnight, New York City time, on December 10, 1999 unless the Expiration Date is further amended. The full text of the press release is set forth in Exhibit 11(a)(51) and is incorporated herein by reference.

          Item 10.       Additional Information.

               Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

               The information provided in this Amendment No. 30 under Item 5 is incorporated herein by reference.

          Item 11.  Material to be Filed as Exhibits.

               (a)(1)         Offer to Purchase, dated June 25, 1999.

               (a)(2)         Letter of Transmittal.

               (a)(3) Letter dated June 25, 1999, from Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.

               (a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

               (a)(5)         Notice of Guaranteed Delivery.

               (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

               (a)(7)         Form of Summary Advertisement, dated June 25,
                              1999.

               (a)(8)         Press Release issued by Parent on June 24,
                              1999.

               (a)(9)         Form of letter dated June 28, 1999 from Gary
                              L. Neale, Chairman, President and Chief
                              Executive Officer of Parent, to investors of the Company.

               (a)(10)        Press Release issued by Parent on June 28,
                              1999.

               (a)(11)        "NiSource/Columbia StraightTalk"
                              communication to stockholders of the Company issued by Parent on July 2, 1999.

               (a)(12)        Form of letter dated July 2, 1999, from Gary
                              L. Neale, Chairman, President and Chief
                              Executive Officer of Parent, to directors of the Company.

               (a)(13)        Press Release issued by Parent on July 6,
                              1999.

               (a)(14)        Form of letter dated July 12, 1999, from Gary
                              L. Neale, Chairman, President and Chief
                              Executive Officer of Parent, to shareholders of Parent.

               (a)(15)        "NiSource/Columbia StraightTalk"
                              communication to stockholders of the Company issued by Parent on July 14, 1999.

               (a)(16)        Press Release issued by Parent on July 14,
                              1999.

               (a)(17)        Press Release issued by Parent on July 19,
                              1999.

               (a)(18)        Press Release issued by Parent on July 20,
                              1999.

               (a)(19)        Form of letter dated July 21, 1999, from Gary
                              L. Neale, Chairman, President and Chief
                              Executive Officer of Parent, to directors of the Company.

               (a)(20)        Form of letter dated July 26, 1999, from Gary
                              L. Neale, Chairman, President and Chief
                              Executive Officer of Parent, to stockholders of the Company.

               (a)(21)        "NiSource/Columbia StraightTalk"
                              communication to stockholders of the Company issued by Parent on July 26, 1999.

               (a)(22) Information published by Parent on July 30, 1999, available via the Internet at http://www.yes2nisource.com.

               (a)(23)        Press Release issued by Parent on July 30,
                              1999.

               (a)(24)        Press Release issued by Parent on August 9,
                              1999.

               (a)(25)        "NiSource/Columbia StraightTalk"
                              communication to stockholders of the Company issued by Parent on August 13, 1999.

               (a)(26) Form of letter dated August 13, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.

               (a)(27) Form of letter dated August 13, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to Oliver G. Richard III, Chairman, President and Chief Executive Officer of the Company.

               (a)(28) Form of letter dated August 26, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.

               (a)(29) Opinion/editorial articles by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to various newspapers on September 9, 1999.

               (a)(30) Opinion/editorial articles by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to various newspapers on September 10, 1999.

               (a)(31) Opinion/editorial article by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to The
                              Appalachian News-Express on September 13,
                              1999.

               (a)(32) Opinion/editorial article by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to The
                              Winchester Sun  on September 14, 1999.

               (a)(33) Form of Letter dated September 23, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to officers, directors and managers of Parent.

               (a)(34) "Energy News - Oct. 1999" communication to customers of Northern Indiana Public Service Company first issued by Parent on October 1, 1999.

               (a)(35) Materials made available by Parent at a meeting among officials of Parent, officials of the Kentucky Public Service Commission and members of the public on October 5, 1999.

               (a)(36)        Letter dated October 5, 1999, from Gary L.
                              Neale, Chairman, President and Chief
                              Executive Officer of Parent, to shareholders of the Company.

               (a)(37)        Letter dated October 18, 1999, from Gary L.
                              Neale, Chairman, President and Chief
                              Executive Officer of Parent, to shareholders of the Company.

               (a)(38) Supplement to the Offer to Purchase, dated October 18, 1999.

               (a)(39)        Letter of Transmittal.

               (a)(40) Letter dated October 18, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

               (a)(42)        Notice of Guaranteed Delivery.

               (a)(43) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

               (a)(44)        Press Release issued by Parent on October 17,
                              1999.

               (a)(45) Letter dated October 18, 1999, from Credit Suisse First Boston and Barclays Bank, PLC, to the directors of the Company.

               (a)(46) Materials made available by Parent to analysts at a meeting among officers and representatives of Parent and analysts on October 18, 1999.

               (a)(47) Text of advertisement appearing in various newspapers beginning on October 19, 1999, issued by Parent on October 19, 1999.

               (a)(48)        Press Release issued by Parent on October 19,
                              1999.

               (a)(49) Testimony of Parent before the Ohio House Public Utilities Committee delivered on October 19, 1999.

               (a)(50) Letter dated October 19, 1999, from directors of Parent to the directors of the Company.

               (a)(51)        Press Release issued by Parent on November
                              11, 1999.*

               (b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.

               (b)(2) Amended and Restated Commitment Letter dated October 15, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.

               (c)            Not Applicable.

               (d)            Not Applicable.

               (e)            Not Applicable.

               (f)            Not Applicable.

               (g)(1)         Complaint in NiSource Inc. and CEG
                              Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.

               (g)(2)         Complaint in NiSource Inc. and CEG
                              Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.

               (g)(3) First Amended Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.

               (g)(4) Complaint in NiSource Inc., NiSource Capital Markets Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.
          _______________

               *Filed herewith.

                                      SIGNATURE

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             CEG ACQUISITION CORP.


                                             By:/s/ Gary L. Neale
                                             Name: Gary L. Neale
                                             Title: President

                                             NISOURCE INC.


                                             By:  /s/ Gary L. Neale
                                             Name: Gary L. Neale
                                             Title: Chief Executive Officer

          Date: November 12, 1999






                                    EXHIBIT INDEX

               Exhibit
               Number    Description
               -------   -----------

               11(a)(1)  Offer to Purchase, dated June 25, 1999.

               11(a)(2)  Letter of Transmittal.

               11(a)(3) Letter dated June 25, 1999, from Credit Suisse First Boston Corporation to brokers, dealers, commercial banks, trust companies and other nominees.

               11(a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

               11(a)(5)  Notice of Guaranteed Delivery.

               11(a)(6)  Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9.

               11(a)(7)  Form of Summary Advertisement, dated June 25,
                         1999.

               11(a)(8)  Press Release issued by Parent on June 24, 1999.

               11(a)(9) Form of letter dated June 28, 1999 from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to investors of the Company.

               11(a)(10) Press Release issued by Parent on June 28, 1999.

               11(a)(11) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 2, 1999.

               11(a)(12) Form of letter dated July 2, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.

               11(a)(13) Press Release issued by Parent on July 6, 1999.

               11(a)(14) Form of letter dated July 12, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to shareholders of Parent.

               11(a)(15) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 14, 1999.

               11(a)(16) Press Release issued by Parent on July 14, 1999.

               11(a)(17) Press Release issued by Parent on July 19, 1999.

               11(a)(18) Press Release issued by Parent on July 20, 1999.







               11(a)(19) Form of letter dated July 21, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.

               11(a)(20) Form of letter dated July 26, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.

               11(a)(21) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 26, 1999.

               11(a)(22) Information published by Parent on July 30, 1999, available via the Internet at
                         http://www.yes2nisource.com.

               11(a)(23) Press Release issued by Parent on July 30, 1999.

               11(a)(24) Press Release issued by Parent on August 9, 1999.

               11(a)(25) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on August 13, 1999.

               11(a)(26) Form of letter dated August 13, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.

               11(a)(27) Form of letter dated August 13, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to Oliver G. Richard III, Chairman, President and Chief Executive Officer of the Company.

               11(a)(28) Form of letter dated August 26, 1999, from Gary L.
                         Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.

               11(a)(29) Opinion/editorial articles by Gary L. Neale,
                         Chairman, President and Chief Executive Officer of Parent, submitted to various newspapers on September 9, 1999.

               11(a)(30) Opinion/editorial articles by Gary L. Neale,
                         Chairman, President and Chief Executive Officer of Parent, submitted to various newspapers on September 10, 1999.

               11(a)(31) Opinion/editorial article by Gary L. Neale,
                         Chairman, President and Chief Executive Officer of Parent, submitted to The Appalachian News-Express on September 13, 1999.

               11(a)(32) Opinion/editorial article by Gary L. Neale,
                         Chairman, President and Chief Executive Officer of Parent, submitted to The Winchester Sun on September 14, 1999.







               11(a)(33) Form of Letter dated September 23, 1999, from Gary
                         L. Neale, Chairman, President and Chief Executive Officer of Parent, to officers, directors and managers of Parent.

               11(a)(34) "Energy News - Oct. 1999" communication to
                         customers of Northern Indiana Public Service
                         Company first issued by Parent on October 1, 1999.

               11(a)(35) Materials made available by Parent at a meeting
                         among officials of Parent, officials of the Kentucky Public Service Commission and members of the public on October 5, 1999.

               11(a)(36) Letter dated October 5, 1999, from Gary L. Neale,
                         Chairman, President and Chief Executive Officer of Parent, to shareholders of the Company.

               11(a)(37) Letter dated October 18, 1999, from Gary L. Neale,
                         Chairman, President and Chief Executive Officer of Parent, to shareholders of the Company.

               11(a)(38) Supplement to the Offer to Purchase, dated October
                         18, 1999.

               11(a)(39) Letter of Transmittal.

               11(a)(40) Letter dated October 18, 1999, to be sent by
                         brokers, dealers, commercial banks, trust companies and other nominees to their clients.

               11(a)(42) Notice of Guaranteed Delivery.

               11(a)(43) Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9.

               11(a)(44) Press Release issued by Parent on October 17,
                         1999.

               11(a)(45) Letter dated October 18, 1999, from Credit Suisse
                         First Boston and Barclays Bank, PLC, to the directors of the Company.

               11(a)(46) Materials made available by Parent to analysts at a meeting among officers and representatives of Parent and analysts on October 18, 1999.

               11(a)(47) Text of advertisement appearing in various
                         newspapers beginning on October 19, 1999, issued by Parent on October 19, 1999.

               11(a)(48) Press Release issued by Parent on October 19,
                         1999.

               11(a)(49) Testimony of Parent before the Ohio House Public
                         Utilities Committee delivered  on October 19,
                         1999.







               11(a)(50) Letter dated October 19, 1999, from directors of
                         Parent to the directors of the  Company.

               11(a)(51) Press Release issued by Parent on November 11,
                         1999.*

               11(b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.

               11(b)(2) Amended and Restated Commitment Letter dated October 15, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.

               11(g)(1) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.

               11(g)(2) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.

               11(g)(3) First Amended Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.

               11(g)(4) Complaint in NiSource Inc., NiSource Capital Markets Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.
          _________________

               *Filed herewith.

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